Exhibit 99.1

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2004 and December 31, 2003

and for the periods ended March 31, 2004 and 2003

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

I N D E X

PAGE

Consolidated Balance Sheets - March 31, 2004 and December 31, 2003 (Unaudited)	3

Consolidated Statements of Income - Three months ended March 31, 2004 and 2003 (Unaudited)	4

Consolidated Statement of Changes in Shareholder’s Equity - Three months ended March 31, 2004 (Unaudited)	5

Consolidated Statements of Cash Flows - Three months ended March 31, 2004 and 2003 (Unaudited)	6

Notes to Consolidated Financial Statements (Unaudited)	7-9

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands except per share amounts)

	March 31, 2004	December 31, 2003
Assets
Investments:
Fixed-maturity securities held as available-for-sale at fair value (amortized cost $8,041,683 and $7,615,494)	$8,637,240	$8,136,740
Fixed-maturity securities pledged as collateral at fair value (amortized cost $337,355 and $365,205)	349,931	376,211
Short-term investments at amortized cost (which approximates fair value)	666,283	906,883
Investments held-to-maturity at amortized cost	1,469,970	1,505,906
Other investments	249,064	252,098

Total investments	11,372,488	11,177,838
Cash and cash equivalents	52,718	57,322
Securities purchased under agreements to resell	401,341	383,398
Accrued investment income	128,659	128,803
Deferred acquisition costs	339,931	319,728
Prepaid reinsurance premiums	523,726	535,728
Reinsurance recoverable on unpaid losses	42,454	61,085
Goodwill	76,938	76,938
Property and equipment, at cost (less accumulated depreciation of $75,525 and $72,996)	105,729	106,408
Receivable for investments sold	123,953	2,099
Derivative assets	53,735	55,806
Variable interest entity assets	600,272	600,322
Other assets	78,924	53,165

Total assets	$13,900,868	$13,558,640

Liabilities and Shareholder’s Equity
Liabilities:
Deferred premium revenue	$3,037,756	$3,079,851
Loss and loss adjustment expense reserves	616,182	559,510
Securities sold under agreements to repurchase	401,341	383,398
Medium-term note obligations	1,468,237	1,503,324
Short-term debt	58,745	57,337
Current income taxes	52,402	—
Deferred income taxes, net	489,917	468,036
Deferred fee revenue	19,137	16,869
Payable for investments purchased	143,951	—
Derivative liabilities	46,408	49,549
Variable interest entity liabilities	600,272	600,322
Other liabilities	176,476	238,264

Total liabilities	7,110,824	6,956,460
Shareholder’s Equity:
Preferred stock, par value $1,000 per share; authorized shares - 4,000.08, issued and outstanding - none	—	—
Common stock, par value $150 per share; authorized, issued and outstanding - 100,000 shares	15,000	15,000
Additional paid-in capital	1,643,094	1,636,422
Retained earnings	4,652,023	4,512,765
Accumulated other comprehensive income, net of deferred income tax of $245,661 and $232,445	479,927	437,993

Total shareholder’s equity	6,790,044	6,602,180
Total liabilities and shareholder's equity	$13,900,868	$13,558,640

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(in thousands)

	Three months ended March 31
	2004	2003
Revenues:
Gross premiums written	$214,660	$288,147
Ceded premiums	(38,391)	(64,119)

Net premiums written	176,269	224,028
Increase in deferred premium revenue	30,093	(62,848)

Premiums earned (net of ceded premiums of $50,393 and $56,306)	206,362	161,180
Net investment income	111,306	106,071
Net realized gains	46,129	21,481
Net gains on derivative instruments	1,070	58,411
Advisory fees	6,681	12,714
Other	—	66

Total revenues	371,548	359,923

Expenses:
Losses and loss adjustment	19,234	16,878
Amortization of deferred acquisition costs	15,586	12,782
Operating	29,231	23,292

Total expenses	64,051	52,952

Income before income taxes	307,497	306,971
Provision for income taxes	78,239	87,252

Net income	$229,258	$219,719

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY (Unaudited)

For the three months ended March 31, 2004

(In thousands except per share amounts)

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total Shareholder’s
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
Balance, January 1, 2004	100,000	$15,000	$1,636,422	$4,512,765	$437,993	$6,602,180
Comprehensive income:
Net income	—	—	—	229,258	—	229,258
Other comprehensive income:
Change in unrealized appreciation of investments net of change in deferred income taxes of $11,366	—	—	—	—	24,272	24,272
Change in foreign currency translation net of change in deferred income taxes of $1,850	—	—	—	—	17,662	17,662

Other comprehensive income						41,934

Comprehensive income						271,192

Dividends declared (per common share $900.00)	—	—	—	(90,000)	—	(90,000)
Stock-based compensation	—	—	7,203	—	—	7,203
Capital issuance costs	—	—	(531)	—	—	(531)

Balance, March 31, 2004	100,000	$15,000	$1,643,094	$4,652,023	$479,927	$6,790,044

Disclosure of reclassification amount:
Unrealized appreciation of investments arising during the period, net of taxes	$24,689
Reclassification adjustment, net of taxes	(417)

Net unrealized appreciation, net of taxes	$24,272

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Three months ended March 31
	2004	2003
Cash flows from operating activities:
Net income	$229,258	$219,719
Adjustments to reconcile net income to net cash provided by operating activities:
Increase in accrued investment income	(1,986)	(3,788)
Increase in deferred acquisition costs	(20,203)	(1,579)
Decrease (increase) in prepaid reinsurance premiums	12,002	(8,847)
(Decrease) increase in deferred premium revenue	(42,095)	71,695
Increase in loss and loss adjustment expense reserves	56,672	4,019
Decrease (increase) in reinsurance recoverable on unpaid losses	18,631	(394)
Depreciation	2,529	2,669
Amortization of bond discount, net	5,466	1,072
Net realized gains on sale of investments	(46,129)	(21,481)
Current income tax provision	52,402	59,695
Deferred income tax provision	8,517	10,521
Net gains on derivative instruments	(1,070)	(58,411)
Stock option compensation	3,892	5,617
Other, net	(58,074)	(25,377)

Total adjustments to net income	(9,446)	35,411

Net cash provided by operating activities	219,812	255,130

Cash flows from investing activities:
Purchase of fixed-maturity securities, net of payable for investments purchased	(689,027)	(2,696,508)
Sale of fixed-maturity securities, net of receivable for investments sold	232,202	1,678,293
Redemption of fixed-maturity securities, net of receivable for investments redeemed	202,993	816,966
Sale of short-term investments, net	112,639	90,071
Sale of other investments, net	7,586	5,895
Capital expenditures	(2,219)	(1,234)
Disposals of capital assets	2	1

Net cash used by investing activities	(135,824)	(106,516)

Cash flows from financing activities:
Net proceeds from issuance of short-term debt	1,408	—
Dividends paid	(90,000)	(60,000)

Net cash used by financing activities	(88,592)	(60,000)

Net (decrease) increase in cash and cash equivalents	(4,604)	88,614
Cash and cash equivalents - beginning of period	57,322	17,538

Cash and cash equivalents - end of period	$52,718	$106,152

Supplemental cash flow disclosures:
Income taxes paid	$13,287	$13,518

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

The accompanying consolidated financial statements are unaudited and include the accounts of MBIA Insurance Corporation and its Subsidiaries (MBIA Corp.). These statements do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America and, therefore, should be read in conjunction with MBIA Corp.’s consolidated financial statements and notes thereto for the year ended December 31, 2003. The accompanying consolidated financial statements have not been audited by independent auditors in accordance with auditing standards generally accepted in the United States of America, but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of MBIA Corp.’s financial position and results of operations. The results of operations for the three months ended March 31, 2004 may not be indicative of the results that may be expected for the year ending December 31, 2004. The December 31, 2003 balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

2.	Dividends Declared

Dividends declared and paid by MBIA Corp. during the three months ended March 31, 2004 were $90.0 million.

3.	Recent Accounting Pronouncements

In December 2003, the Emerging Issues Task Force (EITF) issued EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-01). EITF 03-01 requires MBIA Corp. to disclose certain information about unrealized holding losses on its investment portfolio that have not been recognized as other-than-temporary impairments. These requirements are effective for fiscal years ending after December 15, 2003, and require MBIA Corp. to make disclosures in its annual financial statements about investments in debt or marketable equity securities with market values below carrying values.

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. (SFAS) 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.”

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 amends SFAS 133 for decisions made as part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133, decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. MBIA Corp.’s financial position and results of operations did not change as a result of the adoption of SFAS 149.

In January 2003, the FASB issued FASB Interpretation No. (FIN) 46, as revised December 2003, as an interpretation of Accounting Research Bulletin No. (ARB) 51, “Consolidated Financial Statements.” FIN 46 addresses consolidation of variable interest entities (VIEs) by business enterprises. An entity is considered a VIE subject to consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. MBIA Corp. determined that FIN 46 applies to entities which it sponsors and, in certain cases, unaffiliated entities that it guarantees. As such, MBIA Corp. has consolidated certain VIEs within its financial statements.

4.	Goodwill

As of January 1, 2003 and 2004, MBIA Corp. goodwill totaled $76.9 million. SFAS 142 “Goodwill and Other Intangible Assets” requires annual testing of goodwill using a two-step approach to determine the amount of any impairment of a company’s existing goodwill. Step one entails evaluating whether the fair value of a reporting segment exceeds its carrying value. In performing this evaluation it was determined that the best measure of the fair value of MBIA Corp. was its book value

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

adjusted for the after-tax effects of deferred premium revenue, prepaid reinsurance premiums, deferred acquisition costs and the present value of installment premiums to arrive at adjusted book value. As of January 1, 2003 and 2004, MBIA Corp.’s adjusted book value significantly exceeded its carry value, and thus there was no impairment of its existing goodwill.

5. Recent Litigation

In July 2002, MBIA Corp. filed suit against Royal Indemnity Company (Royal), in the United States District Court for the District of Delaware, to enforce insurance policies that Royal issued on certain vocational student loan transactions that MBIA Corp. insured. To date, claims in the amount of approximately $343 million have been made under the Royal policies with respect to loans that have defaulted. MBIA Corp. expects that there will be additional claims made under the policies with respect to student loans that may default in the future. Royal has filed an action seeking a declaration that it is not obligated to pay on its policies. If Royal does not honor its policies, MBIA Corp. will be required to make payment on the notes it insured, and will incur material losses under its policies. In October 2003, the court granted MBIA Corp.’s motion for summary judgment and ordered Royal to pay all claims under its policies. While Royal has appealed the order, MBIA Corp. expects that the order will be upheld on appeal. As part of the appeals process, Royal has pledged $370 million of investment grade collateral to MBIA Corp. to secure the entire amount of the judgment, with interest, and has agreed to post additional security for future claims and interest. The Federal District Court has ordered Royal to comply with the pledge agreement.

MBIA Corp. believes that it will prevail in the litigation with Royal and will have no ultimate loss on these policies, although there can be no assurance that MBIA Corp. will in fact prevail. If MBIA Corp. does not prevail in the litigation and Royal does not make payments on the Royal policies, MBIA Corp. expects to incur material losses under its policies. MBIA Corp. does not believe, however, that any such losses will have a material adverse effect on its financial condition.

The trustee in bankruptcy for Student Finance Corporation (SFC), the entity that originated the vocational student loans, has filed claims against the MBIA Corp. insured trusts formed by SFC affiliates to securitize the student loans asserting that approximately $45 million in funds transferred by SFC to the insured trusts were fraudulent transfers that should be returned to SFC’s bankruptcy estate. MBIA Corp., along with others, has been named as a party in the lawsuit. In the event that the court orders that these funds are to be paid to SFC’s bankruptcy estate, MBIA Corp. may be required to make payments to SFC’s bankruptcy estate or there may be a shortfall in the amount available to the insured securitization trusts to make payments on the MBIA Corp. insured notes, and MBIA Corp. may consequently incur an unreimbursed loss under its policies, although such losses will not be material.